SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)
(Amendment No. 2)*

American DG Energy Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

025398108

(CUSIP Number)

Samya Barshovi

Brevan Howard Investment Products Ltd.

St. Helier (Jersey) Geneva Branch

Rue d’Italie 10

1204 Geneva, Switzerland

+4122 884 0773

with a copy to:

Benjamin Armour

Sullivan & Worcester LLP

One Post Office Square

Boston, MA 02109

(617) 338-2423

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025398108		13D	Page 2 of 5 Pages

1	Names of Reporting Person Tryfon Natsis and Despoina Pantopoulou, as Joint Tenants with the Right of Survivorship

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization GREECE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 1,621,664 shares of Common Stock

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 1,621,664 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 1,621,664 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.2%(1)

14	Type of Reporting Person (See Instructions) IN

(1) This percentage has been calculated based on 50,684,095 shares of American DG Energy Inc. common stock outstanding as of August 11, 2016, as reported in American DG Energy Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2016.

CUSIP No. 025398108	13D	Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed with the Securities and Exchange Commission (the “SEC”) by Tryfon Natsis and Despoina Pantopoulou, as Joint Tenants with the Right of Survivorship (together, the “Reporting Persons”), to amend and restate the disclosures contained in the Schedule 13D originally filed with the SEC on October 7, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on October 27, 2016 (“Amendment No. 1,” and, together with the Original Schedule 13D, the “Schedule 13D”) with respect to the ownership by the Reporting Persons of the common stock, par value $0.001 per share (the “Common Stock”), of American DG Energy Inc., a company incorporated under the laws of Delaware (the “Issuer”).  This Amendment is being filed to reflect changes in beneficial ownership of the Reporting Persons that have occurred as a result of a debt repayment agreement entered into by the Reporting Persons and the Issuer on December 23, 2016. This Amendment constitutes an “exit filing” for the Reporting Persons.

Item 1.	Security and Issuer.
The class of securities to which this Amendment relates is the Common Stock of the Issuer. The principal executive office of the Issuer is 45 First Avenue, Waltham, MA 02451.

Item 2.	Identity and Background.
There have been no material changes to the information previously reported under Item 2 in the Schedule 13D with respect to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended to include the following after the last paragraph thereof:

On December 23, 2016, the Reporting Persons received payment in the aggregate amount of $3,058,943 from the Issuer in exchange for the cancellation of the Debenture and the termination of all obligations of the Issuer under the Debenture.

Item 4.	Purpose of Transaction.
There have been no material changes to the information previously reported under Item 4 in the Schedule 13D with respect to the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)                                 According to information provided by the Issuer, 50,684,095 shares of the Issuer’s Common Stock were outstanding as of November 14, 2016.  As of December 23, 2016, the Reporting Persons directly beneficially own, as Joint Tenants with the Right of Survivorship, 1,621,664 shares, or 3.2%, of the Issuer’s outstanding Common Stock.

(b)                                 Each Reporting Person shares voting and dispositive power of all 1,621,664 of such Reporting Person’s shares of the Issuer’s Common Stock with the other Reporting Person.

(c)                                  On December 23, 2016, the Reporting Persons received payment in the aggregate amount of $3,058,943 from the Issuer in exchange for cancellation of the Debenture and the termination of all obligations of the Issuer under the Debenture..

(d)                                 Inapplicable.

(e)                                  Inapplicable.

CUSIP No. 025398108	13D	Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described above and in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer between the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1                              Form of Convertible Note Exchange Agreement. (Incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on August 10, 2016.)

Exhibit 99.2                              Form of Debt Repayment Agreement. (Incorporated by reference to Exhibit 10.2 of the Form 8-K filed by the Issuer on December 28, 2016.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2017	/s/ Tryfon Natsis
Tryfon Natsis,
in his capacity as a Joint Tenant with the Right of Survivorship

January 30, 2017	/s/ Despoina Pantopoulou
Despoina Pantopoulou,
in her capacity as a Joint Tenant with the Right of Survivorship